Exhibit 1A-15.4

1810 Chapel Avenue West Cherry Hill, NJ 08002 (856) 661-1900 Fax: (856) 661-1919 www.flastergreenberg.com
ATTORNEYS AT LAW • A PROFESSIONAL CORPORATION

Markley S. Roderick, Esquire

Admitted in New Jersey & Pennsylvania

Direct Dial: (856) 661-2265

Email: mark.roderick@flastergreenberg.com

March 5, 2019

Filed Via EDGAR with Copy by Email

Pam Long, Office of Financial Services

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

LongP@sec.gov

RE:	AF 2018 NPL A LLC (the “Company”)

Draft Offering Statement on Form 1-A

File No. 024-10947

Dear Ms. Long:

This is in response to a letter dated February 15, 2019 with respect to the issuer above from the Division of Corporation Finance, Office of Financial Services. Because the letter instructed the Company to contact you with any questions, we are forwarding our response to your attention.

For clarity, we have copied below the comments from the February 15th letter and provided our response below each comment.

We have also enclosed with this letter clean and blacklined versions of the Offering Circular, and a revised Exhibit 1A-6B.

This letter and the enclosures, other than blacklined documents, are simultaneously being filed through EDGAR.

Your Comment #1 – Regulation as an Investment Company - Cover Page

Regarding your disclosure here and under “Investment Company Act Limitations” on page 26, we note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

Our Response:

We understand the Company’s obligations.

Your Comment #2 – Mortgage Loan Servicing – Cover Page

We note your statement that you have not yet entered into a Mortgage Loan Servicing agreement with a third-party servicer, yet you have redacted names and other information from the agreement you filed as Exhibit 1A-6B. If you have not entered into an agreement, it is unclear why you have an agreement with names and other information redacted. If you wish to redact information from a material contract filed with your Form 1-A, you must follow all of the requirements of Rule 406. Please also see Staff Legal Bulletin 1A.

Our Response:

We have submitted a revised Exhibit 1A-6B with confidential information redacted, and simultaneously submitted a request for confidential treatment under Rule 406.

Your Comment #3 – Financial Statements

Please include your financial statements, footnotes, and a current consent (i.e., Exhibit 1A-11) in your next amendment.

Our Response:

These items were included in the original filing, but we have included them again.

Your Comment #4 – General

Please provide us with all promotional material and sales literature. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Securities Act Industry Guide 5.

Our Response

The Company has not used any promotional or sales literature.

* * *

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

/s/ Markley S. Roderick
Markley S. Roderick

Enclosures

cc:	Mr. Paul Birkett (with enclosures)

Mr. Michael Zimmerman (with enclosures)